SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2023
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and Chief Financial Officer

Date: April 28, 2023

List of materials

Documents attached hereto:

i) Press release: Financial Statements and Consolidated Financial Results for the Fiscal Year Ended March 31, 2023 And Outlook for the Fiscal Year Ending March 31, 2024

Financial Statements and Consolidated Financial Results
for the Fiscal Year Ended March 31, 2023
And
Outlook for the Fiscal Year Ending March 31, 2024

April 28, 2023
Sony Group Corporation

Financial Statements (Unaudited)	F-1

Consolidated Statements of Financial Position	F-1
Consolidated Statements of Income (Fiscal year ended March 31)	F-3
Consolidated Statements of Comprehensive Income (Fiscal year ended March 31)	F-4
Consolidated Statements of Income (Three months ended March 31)	F-5
Consolidated Statements of Comprehensive Income (Three months ended March 31)	F-6
Consolidated Statements of Changes in Stockholders’ Equity (Fiscal year ended March 31)	F-7
Consolidated Statements of Cash Flows (Fiscal year ended March 31)	F-8
Notes to Consolidated Financial Statements	F-10
– Business Segment Information	F-10
– Going Concern Assumption	F-20
– Accounting Policy and Other Information	F-20
– Subsequent Event	F-22

Consolidated Results for the Fiscal Year Ended March 31, 2023	1

Outlook for the Fiscal Year Ending March 31, 2024	4

Business Segment Information	6

Progress on the Fourth Mid-Range Plan	11

Basic Views on Selection of Accounting Standards	11

Supplemental Information	11

Cautionary Statement	14

All financial information is presented on the basis of International Financial Reporting Standards (“IFRS”).
Sony Group Corporation and its consolidated subsidiaries are together referred to as “Sony” or “Sony Group.”

(Unaudited)
Consolidated Financial Statements
Consolidated Statements of Financial Position

	Yen in millions
	March 31, 2022	March 31, 2023	Change from March 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	2,049,636	1,480,900	(568,736)
Investments and advances in the Financial Services segment	360,673	328,357	(32,316)
Trade and other receivables, and contract assets	1,628,521	1,777,939	149,418
Inventories	874,007	1,468,042	594,035
Other financial assets	149,301	110,950	(38,351)
Other current assets	473,070	610,330	137,260
Total current assets	5,535,208	5,776,518	241,310
Non-current assets:
Investments accounted for using the equity method	268,513	325,220	56,707
Investments and advances in the Financial Services segment	18,445,088	18,445,728	640
Property, plant and equipment	1,113,213	1,344,864	231,651
Right-of-use assets	413,430	478,063	64,633
Goodwill	952,895	1,275,112	322,217
Content assets	1,342,046	1,561,882	219,836
Other intangible assets	450,103	563,842	113,739
Deferred insurance acquisition costs	676,526	730,864	54,338
Deferred tax assets	298,589	384,839	86,250
Other financial assets	696,306	832,344	136,038
Other non-current assets	289,050	321,946	32,896
Total non-current assets	24,945,759	26,264,704	1,318,945
Total assets	30,480,967	32,041,222	1,560,255
(Continued on the following page.)

Consolidated Statements of Financial Position (Continued)
	Yen in millions
	March 31, 2022	March 31, 2023	Change from March 31, 2022
LIABILITIES
Current liabilities:
Short-term borrowings	1,976,553	1,914,934	(61,619)
Current portion of long-term debt	171,409	187,942	16,533
Trade and other payables	1,843,242	1,865,993	22,751
Deposits from customers in the banking business	2,886,361	3,163,237	276,876
Income taxes payables	106,092	152,700	46,608
Participation and residual liabilities in the Pictures segment	190,162	230,223	40,061
Other financial liabilities	97,843	73,572	(24,271)
Other current liabilities	1,488,488	1,720,335	231,847
Total current liabilities	8,760,150	9,308,936	548,786
Non-current liabilities:
Long-term debt	1,203,646	1,767,696	564,050
Defined benefit liabilities	254,548	236,121	(18,427)
Deferred tax liabilities	696,492	356,324	(340,168)
Future insurance policy benefits and other	7,039,034	7,264,421	225,387
Policyholders’ account in the life insurance business	4,791,295	5,148,579	357,284
Participation and residual liabilities in the Pictures segment	220,113	192,952	(27,161)
Other financial liabilities	211,959	350,278	138,319
Other non-current liabilities	106,481	127,593	21,112
Total non-current liabilities	14,523,568	15,443,964	920,396
Total liabilities	23,283,718	24,752,900	1,469,182
EQUITY
Sony Group Corporation’s stockholders’ equity:
Common stock	880,365	880,365	–
Additional paid-in capital	1,461,053	1,463,807	2,754
Retained earnings	3,760,763	4,614,637	853,874
Accumulated other comprehensive income	1,222,332	494,407	(727,925)
Treasury stock, at cost	(180,042)	(223,507)	(43,465)
Equity attributable to Sony Group Corporation’s stockholders	7,144,471	7,229,709	85,238
Noncontrolling interests	52,778	58,613	5,835
Total equity	7,197,249	7,288,322	91,073
Total liabilities and equity	30,480,967	32,041,222	1,560,255

Consolidated Statements of Income
	Yen in millions
	Fiscal year ended March 31
	2022	2023	Change
Sales and financial services revenue:
Sales	8,396,702	10,095,841	1,699,139
Financial services revenue	1,524,811	1,443,996	(80,815)
Total sales and financial services revenue	9,921,513	11,539,837	1,618,324
Costs and expenses:
Cost of sales	5,845,804	7,174,723	1,328,919
Selling, general and administrative	1,588,473	1,969,170	380,697
Financial services expenses	1,374,037	1,224,208	(149,829)
Other operating (income) expense, net	(65,494)	(12,021)	53,473
Total costs and expenses	8,742,820	10,356,080	1,613,260
Share of profit (loss) of investments accounted for using the equity method	23,646	24,449	803
Operating income	1,202,339	1,208,206	5,867
Financial income	19,304	31,058	11,754
Financial expenses	104,140	58,951	(45,189)
Income before income taxes	1,117,503	1,180,313	62,810
Income taxes	229,097	236,691	7,594
Net income	888,406	943,622	55,216

Net income attributable to
Sony Group Corporation’s stockholders	882,178	937,126	54,948
Noncontrolling interests	6,228	6,496	268

	Yen
	Fiscal year ended March 31
	2022	2023	Change
Per share data:
Net income attributable to Sony Group Corporation’s stockholders
– Basic	711.84	758.38	46.54
– Diluted	705.16	754.95	49.79

Consolidated Statements of Comprehensive Income
	Yen in millions
	Fiscal year ended March 31
	2022	2023	Change
Net income	888,406	943,622	55,216
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	(106,426)	(36,862)	69,564
Remeasurement of defined benefit pension plans	33,641	18,891	(14,750)
Share of other comprehensive income of investments accounted for using the equity method	577	145	(432)
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income	(416,904)	(884,678)	(467,774)
Cash flow hedges	4,735	12,379	7,644
Insurance contract valuation adjustments	599	1,714	1,115
Exchange differences on translating foreign operations	226,275	178,275	(48,000)
Share of other comprehensive income of investments accounted for using the equity method	1,501	3,554	2,053
Total other comprehensive income, net of tax	(256,002)	(706,582)	(450,580)
Comprehensive income	632,404	237,040	(395,364)

Comprehensive income attributable to
Sony Group Corporation’s stockholders	623,678	227,794	(395,884)
Noncontrolling interests	8,726	9,246	520

Consolidated Statements of Income
	Yen in millions
	Three months ended March 31
	2022	2023	Change
Sales and financial services revenue:
Sales	1,986,559	2,572,578	586,019
Financial services revenue	277,427	490,972	213,545
Total sales and financial services revenue	2,263,986	3,063,550	799,564
Costs and expenses:
Cost of sales	1,444,635	1,932,866	488,231
Selling, general and administrative	449,754	550,759	101,005
Financial services expenses	229,197	457,091	227,894
Other operating (income) expense, net	5,353	257	(5,096)
Total costs and expenses	2,128,939	2,940,973	812,034
Share of profit (loss) of investments accounted for using the equity method	3,582	5,887	2,305
Operating income	138,629	128,464	(10,165)
Financial income	6,924	38,574	31,650
Financial expenses	55,928	22,436	(33,492)
Income before income taxes	89,625	144,602	54,977
Income taxes	(23,346)	15,463	38,809
Net income	112,971	129,139	16,168

Net income attributable to
Sony Group Corporation’s stockholders	111,082	128,158	17,076
Noncontrolling interests	1,889	981	(908)

	Yen
	Three months ended March 31
	2022	2023	Change
Per share data:
Net income attributable to Sony Group Corporation’s stockholders
– Basic	89.71	103.83	14.12
– Diluted	88.98	103.53	14.55

Consolidated Statements of Comprehensive Income
	Yen in millions
	Three months ended March 31
	2022	2023	Change
Net income	112,971	129,139	16,168
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	(35,770)	(27,342)	8,428
Remeasurement of defined benefit pension plans	33,523	18,852	(14,671)
Share of other comprehensive income of investments accounted for using the equity method	236	14	(222)
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income	(482,677)	459,055	941,732
Cash flow hedges	3,137	(5,340)	(8,477)
Insurance contract valuation adjustments	442	90	(352)
Exchange differences on translating foreign operations	157,256	37,694	(119,562)
Share of other comprehensive income of investments accounted for using the equity method	1,146	762	(384)
Total other comprehensive income, net of tax	(322,707)	483,785	806,492
Comprehensive income	(209,736)	612,924	822,660

Comprehensive income attributable to
Sony Group Corporation’s stockholders	(213,092)	611,132	824,224
Noncontrolling interests	3,356	1,792	(1,564)

Consolidated Statements of Changes in Stockholders’ Equity
	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2021	880,214	1,489,597	2,914,503	1,520,257	(124,228)	6,680,343	43,996	6,724,339
Comprehensive income:
Net income			882,178			882,178	6,228	888,406
Other comprehensive income, net of tax				(258,500)		(258,500)	2,498	(256,002)
Total comprehensive income			882,178	(258,500)		623,678	8,726	632,404
Transfer to retained earnings			39,425	(39,425)		–		–
Transactions with stockholders and other:
Issuance of new shares	151	151				302		302
Exercise of stock acquisition rights		547			12,785	13,332		13,332
Conversion of convertible bonds		(2,805)	(958)		18,278	14,515		14,515
Stock-based compensation		6,643				6,643		6,643
Dividends declared			(74,385)			(74,385)	(4,955)	(79,340)
Purchase of treasury stock					(88,624)	(88,624)		(88,624)
Reissuance of treasury stock		1,544			1,747	3,291		3,291
Transactions with noncontrolling interests shareholders and other		(34,624)				(34,624)	5,011	(29,613)
Balance at March 31, 2022	880,365	1,461,053	3,760,763	1,222,332	(180,042)	7,144,471	52,778	7,197,249

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2022	880,365	1,461,053	3,760,763	1,222,332	(180,042)	7,144,471	52,778	7,197,249
Comprehensive income:
Net income			937,126			937,126	6,496	943,622
Other comprehensive income, net of tax				(709,332)		(709,332)	2,750	(706,582)
Total comprehensive income			937,126	(709,332)		227,794	9,246	237,040
Transfer to retained earnings			18,593	(18,593)		–		–
Transactions with stockholders and other:
Exercise of stock acquisition rights		(14)	(1,352)		10,364	8,998		8,998
Conversion of convertible bonds		(2,588)	(13,858)		42,993	26,547		26,547
Stock-based compensation		11,064				11,064		11,064
Dividends declared			(86,635)			(86,635)	(5,980)	(92,615)
Purchase of treasury stock					(99,248)	(99,248)		(99,248)
Reissuance of treasury stock		1,242			2,426	3,668		3,668
Transactions with noncontrolling interests shareholders and other		(6,950)				(6,950)	2,569	(4,381)
Balance at March 31, 2023	880,365	1,463,807	4,614,637	494,407	(223,507)	7,229,709	58,613	7,288,322

Consolidated Statements of Cash Flows
	Yen in millions
	Fiscal year ended March 31
	2022	2023
Cash flows from operating activities:
Income before income taxes	1,117,503	1,180,313
Adjustments to reconcile income before income taxes to net cash provided by operating activities:
Depreciation and amortization, including amortization of contract costs	835,233	1,004,590
Amortization of deferred insurance acquisition costs	69,237	84,523
Other operating (income) expense, net	(65,494)	(12,021)
Loss on securities, net (other than Financial Services segment)	60,402	4,469
Share of profit of investments accounted for using the equity method, net of dividends	(13,934)	(17,696)
Change in future insurance policy benefits and other	458,880	234,102
Change in policyholders’ account in the life insurance business, less cash impact	238,309	15,523
Net cash impact of policyholders’ account in the life insurance business	227,262	346,455
Changes in assets and liabilities:
Increase in trade receivables and contract assets	(171,094)	(70,448)
Increase in inventories	(194,624)	(560,382)
Increase in investments and advances in the Financial Services segment	(1,724,164)	(1,250,078)
Increase in content assets	(502,253)	(603,314)
Increase in deferred insurance acquisition costs	(117,337)	(118,096)
Increase (decrease) in trade payables	126,989	(109,336)
Increase in deposits from customers in the banking business	230,236	300,201
Increase in borrowings in the life insurance business and the banking business	905,139	111,314
Increase in taxes payable other than income taxes, net	17,840	4,183
(Increase) decrease in other financial assets and other current assets	(17,681)	5,965
Increase in other financial liabilities and other current liabilities	66,407	122,878
Income taxes paid	(269,885)	(297,881)
Other	(43,328)	(60,573)
Net cash provided by operating activities	1,233,643	314,691
(Continued on the following page.)

Consolidated Statements of Cash Flows (Continued)
	Yen in millions
	Fiscal year ended March 31
	2022	2023
Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(441,096)	(613,635)
Proceeds from sales of property, plant and equipment and other intangible assets	11,409	11,595
Payments for investments and advances (other than Financial Services segment)	(91,082)	(191,129)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	16,081	13,548
Payments for purchases of businesses	(277,618)	(283,402)
Proceeds from sales of businesses	64,609	1,221
Other	(11,083)	9,138
Net cash used in investing activities	(728,780)	(1,052,664)
Cash flows from financing activities:
Increase in short-term borrowings, net	408	32,391
Proceeds from issuance of long-term debt	31,458	361,776
Payments of long-term debt	(194,562)	(132,198)
Dividends paid	(74,342)	(86,568)
Payments for purchases of treasury stock	(88,624)	(99,248)
Other	(10,916)	8,147
Net cash provided by (used in) financing activities	(336,578)	84,300
Effect of exchange rate changes on cash and cash equivalents	94,369	84,937
Net increase (decrease) in cash and cash equivalents	262,654	(568,736)
Cash and cash equivalents at beginning of the fiscal year	1,786,982	2,049,636
Cash and cash equivalents at end of the fiscal year	2,049,636	1,480,900

Notes to Consolidated Financial Statements
Business Segment Information
(Business Segments)
Segment sales and financial services revenue
	Yen in millions
	Fiscal year ended March 31
	2022	2023	Change
Sales and financial services revenue:
Game & Network Services –
Customers	2,674,356	3,538,533	864,177
Intersegment	65,407	106,065	40,658
Total	2,739,763	3,644,598	904,835
Music –
Customers	1,100,532	1,364,815	264,283
Intersegment	16,417	15,817	(600)
Total	1,116,949	1,380,632	263,683
Pictures –
Customers	1,236,399	1,364,887	128,488
Intersegment	2,512	4,535	2,023
Total	1,238,911	1,369,422	130,511
Entertainment, Technology & Services –
Customers	2,297,886	2,436,739	138,853
Intersegment	41,300	39,286	(2,014)
Total	2,339,186	2,476,025	136,839
Imaging & Sensing Solutions –
Customers	992,200	1,301,481	309,281
Intersegment	84,224	100,706	16,482
Total	1,076,424	1,402,187	325,763
Financial Services –
Customers	1,524,811	1,443,996	(80,815)
Intersegment	9,018	10,550	1,532
Total	1,533,829	1,454,546	(79,283)
All Other –
Customers	82,264	72,338	(9,926)
Intersegment	16,519	15,285	(1,234)
Total	98,783	87,623	(11,160)
Corporate and elimination	(222,332)	(275,196)	(52,864)
Consolidated total	9,921,513	11,539,837	1,618,324

　　Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with the Entertainment, Technology & Services (“ET&S”) segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. Imaging & Sensing Solutions (“I&SS”) intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit (loss)
	Yen in millions
	Fiscal year ended March 31
	2022	2023	Change
Operating income (loss):
Game & Network Services	346,089	250,006	(96,083)
Music	210,933	263,107	52,174
Pictures	217,393	119,255	(98,138)
Entertainment, Technology & Services	212,942	179,461	(33,481)
Imaging & Sensing Solutions	155,597	212,214	56,617
Financial Services	150,111	223,935	73,824
All Other	17,981	16,849	(1,132)
Total	1,311,046	1,264,827	(46,219)
Corporate and elimination	(108,707)	(56,621)	52,086
Consolidated operating income	1,202,339	1,208,206	5,867

　　Operating income (loss) is sales and financial services revenue less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

　　The former Electronics Products & Solutions (“EP&S”) segment was renamed the ET&S segment effective from April 2022. This change did not result in any reclassification of businesses across segments.

Segment sales and financial services revenue
	Yen in millions
	Three months ended March 31
	2022	2023	Change
Sales and financial services revenue:
Game & Network Services –
Customers	646,928	1,035,737	388,809
Intersegment	18,322	37,461	19,139
Total	665,250	1,073,198	407,948
Music –
Customers	287,396	341,891	54,495
Intersegment	7,197	7,605	408
Total	294,593	349,496	54,903
Pictures –
Customers	311,153	357,135	45,982
Intersegment	1,082	1,905	823
Total	312,235	359,040	46,805
Entertainment, Technology & Services –
Customers	483,867	483,621	(246)
Intersegment	10,186	10,226	40
Total	494,053	493,847	(206)
Imaging & Sensing Solutions –
Customers	234,271	326,278	92,007
Intersegment	21,020	22,550	1,530
Total	255,291	348,828	93,537
Financial Services –
Customers	277,427	490,972	213,545
Intersegment	2,256	2,308	52
Total	279,683	493,280	213,597
All Other –
Customers	19,586	19,490	(96)
Intersegment	5,322	3,007	(2,315)
Total	24,908	22,497	(2,411)
Corporate and elimination	(62,027)	(76,636)	(14,609)
Consolidated total	2,263,986	3,063,550	799,564

　　G&NS intersegment amounts primarily consist of transactions with the ET&S segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit (loss)
	Yen in millions
	Three months ended March 31
	2022	2023	Change
Operating income (loss):
Game & Network Services	87,255	38,864	(48,391)
Music	49,854	60,440	10,586
Pictures	11,038	15,535	4,497
Entertainment, Technology & Services	(11,556)	(33,041)	(21,485)
Imaging & Sensing Solutions	10,743	31,687	20,944
Financial Services	47,837	33,738	(14,099)
All Other	(2,969)	74	3,043
Total	192,202	147,297	(44,905)
Corporate and elimination	(53,573)	(18,833)	34,740
Consolidated operating income	138,629	128,464	(10,165)

　　Operating income (loss) is sales and financial services revenue less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

　　The former EP&S segment was renamed the ET&S segment effective from April 2022. This change did not result in any reclassification of businesses across segments.

(Sales to Customers by Product Category)

　　The following table is a breakdown of sales and financial services revenue to external customers by product category for each segment.  Sony management views each segment as a single operating segment.
	Yen in millions
	Fiscal year ended March 31
Sales and financial services revenue:	2022	2023	Change
Game & Network Services
Digital Software and Add-on Content	1,424,459	1,523,045	98,586
Network Services	409,355	464,676	55,321
Hardware and Others	840,542	1,550,812	710,270
Total	2,674,356	3,538,533	864,177
Music
Recorded Music - Streaming	462,368	598,868	136,500
Recorded Music - Others	206,412	286,270	79,858
Music Publishing	200,334	276,665	76,331
Visual Media and Platform	231,418	203,012	(28,406)
Total	1,100,532	1,364,815	264,283
Pictures
Motion Pictures	518,840	464,043	(54,797)
Television Productions	419,494	536,250	116,756
Media Networks	298,065	364,594	66,529
Total	1,236,399	1,364,887	128,488
Entertainment, Technology & Services
Televisions	858,837	733,251	(125,586)
Audio and Video	326,704	391,608	64,904
Still and Video Cameras	414,898	565,018	150,120
Mobile Communications	365,864	356,771	(9,093)
Other	331,583	390,091	58,508
Total	2,297,886	2,436,739	138,853
Imaging & Sensing Solutions	992,200	1,301,481	309,281
Financial Services	1,524,811	1,443,996	(80,815)
All Other	82,264	72,338	(9,926)
Corporate	13,065	17,048	3,983
Consolidated total	9,921,513	11,539,837	1,618,324

	Yen in millions
	Three months ended March 31
Sales and financial services revenue:	2022	2023	Change
Game & Network Services
Digital Software and Add-on Content	356,881	396,239	39,358
Network Services	104,423	118,946	14,523
Hardware and Others	185,624	520,552	334,928
Total	646,928	1,035,737	388,809
Music
Recorded Music - Streaming	120,457	148,680	28,223
Recorded Music - Others	56,347	73,883	17,536
Music Publishing	53,990	65,958	11,968
Visual Media and Platform	56,602	53,370	(3,232)
Total	287,396	341,891	54,495
Pictures
Motion Pictures	150,361	104,040	(46,321)
Television Productions	85,609	158,995	73,386
Media Networks	75,183	94,100	18,917
Total	311,153	357,135	45,982
Entertainment, Technology & Services
Televisions	161,107	114,515	(46,592)
Audio and Video	73,018	78,056	5,038
Still and Video Cameras	75,665	106,307	30,642
Mobile Communications	83,010	71,212	(11,798)
Other	91,067	113,531	22,464
Total	483,867	483,621	(246)
Imaging & Sensing Solutions	234,271	326,278	92,007
Financial Services	277,427	490,972	213,545
All Other	19,586	19,490	(96)
Corporate	3,358	8,426	5,068
Consolidated total	2,263,986	3,063,550	799,564

　　In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on content through the network by Sony Interactive Entertainment; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software, game software sold bundled with home gaming consoles, peripheral devices and first-party software for third-party platforms. In the Music segment, Recorded Music - Streaming includes the distribution of digital recorded music by streaming; Recorded Music - Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles and game applications, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television networks and direct-to-consumer streaming services worldwide. In the ET&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

(Condensed Financial Services Financial Statements)
　　The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services.  These presentations are not in accordance with IFRS, which is used by Sony to prepare its consolidated financial statements.  However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements.  Both financial statements include transactions between the Financial Services segment and Sony without the Financial Services segment. The figures shown in the respective presentations for the Financial Services segment and Sony without the Financial Services segment are prior to the elimination and/or offset of such transactions and deferred tax assets and deferred tax liabilities of each. The condensed consolidated financial statements column is presented net of the elimination and/or offset of such intercompany balances and deferred tax assets and liabilities.

Condensed Statements of Financial Position
	Yen in millions
	Financial Services		Sony without Financial Services		Consolidated
	March 31, 2022	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022	March 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	¥889,140	¥756,493	¥1,160,496	¥724,407	¥2,049,636	¥1,480,900
Investments and advances in the Financial Services segment	360,673	328,357	–	–	360,673	328,357
Trade and other receivables, and contract assets	169,929	134,404	1,478,620	1,668,257	1,628,521	1,777,939
Inventories	–	–	874,007	1,468,042	874,007	1,468,042
Other financial assets	81,174	47,044	68,124	63,906	149,301	110,950
Other current assets	72,441	63,025	450,953	562,442	473,070	610,330
Total current assets	1,573,357	1,329,323	4,032,200	4,487,054	5,535,208	5,776,518
Non-current assets:
Investments accounted for using the equity method	–	–	268,513	325,220	268,513	325,220
Investments and advances in the Financial Services segment	18,445,088	18,445,728	–	–	18,445,088	18,445,728
Investments in Financial Services, at cost	–	–	550,483	550,483	–	-
Property, plant and equipment	18,010	15,316	1,095,241	1,329,219	1,113,213	1,344,864
Right-of-use assets	73,774	84,023	339,658	395,210	413,430	478,063
Goodwill and intangible assets, including content assets	72,578	78,197	2,672,466	3,322,639	2,745,044	3,400,836
Deferred insurance acquisition costs	676,526	730,864	–	–	676,526	730,864
Deferred tax assets	–	–	332,330	431,533	298,589	384,839
Other financial assets	37,037	46,941	663,233	789,470	696,306	832,344
Other non-current assets	77,657	75,143	284,834	319,306	289,050	321,946
Total non-current assets	19,400,670	19,476,212	6,206,758	7,463,080	24,945,759	26,264,704
Total assets	¥20,974,027	¥20,805,535	¥10,238,958	¥11,950,134	¥30,480,967	¥32,041,222

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥1,964,776	¥1,891,856	¥183,187	¥211,020	¥2,147,962	¥2,102,876
Trade and other payables	118,921	77,595	1,744,011	1,812,670	1,843,242	1,865,993
Deposits from customers in the banking business	2,886,361	3,163,237	–	–	2,886,361	3,163,237
Income taxes payables	4,444	13,370	101,648	139,330	106,092	152,700
Participation and residual liabilities in the Pictures segment	–	–	190,162	230,223	190,162	230,223
Other financial liabilities	68,793	43,128	29,050	30,444	97,843	73,572
Other current liabilities	242,937	222,039	1,296,205	1,513,882	1,488,488	1,720,335
Total current liabilities	5,286,232	5,411,225	3,544,263	3,937,569	8,760,150	9,308,936
Non-current liabilities:
Long-term debt	470,498	663,353	733,148	1,104,344	1,203,646	1,767,696
Defined benefit liabilities	37,167	37,183	217,381	198,938	254,548	236,121
Deferred tax liabilities	634,576	304,838	110,715	112,938	696,492	356,324
Future insurance policy benefits and other	7,039,034	7,264,421	–	-	7,039,034	7,264,421
Policyholders’ account in the life insurance business	4,791,295	5,148,579	–	-	4,791,295	5,148,579
Participation and residual liabilities in the Pictures segment	-	-	220,113	192,952	220,113	192,952
Other financial liabilities	128,208	153,724	86,391	199,327	211,959	350,278
Other non-current liabilities	5,864	7,225	121,558	142,096	106,481	127,593
Total non-current liabilities	13,106,642	13,579,323	1,489,306	1,950,595	14,523,568	15,443,964
Total liabilities	18,392,874	18,990,548	5,033,569	5,888,164	23,283,718	24,752,900
Equity:
Stockholders’ equity of Financial Services	2,577,705	1,811,167	–	–	–	–
Stockholders’ equity of Sony without Financial Services	–	–	5,156,059	6,007,177	–	–
Sony Group Corporation’s stockholders’ equity	–	–	–	–	7,144,471	7,229,709
Noncontrolling interests	3,448	3,820	49,330	54,793	52,778	58,613
Total equity	2,581,153	1,814,987	5,205,389	6,061,970	7,197,249	7,288,322
Total liabilities and equity	¥20,974,027	¥20,805,535	¥10,238,958	¥11,950,134	¥30,480,967	¥32,041,222

Condensed Statements of Income
	Yen in millions
	Fiscal year ended March 31
	Financial Services		Sony without Financial Services		Consolidated
	2022	2023	2022	2023	2022	2023

Sales	¥–	¥–	¥8,402,217	¥10,101,979	¥8,396,702	¥10,095,841
Financial services revenue	1,533,829	1,454,546	–	-	1,524,811	1,443,996
Total sales and financial services revenue	1,533,829	1,454,546	8,402,217	10,101,979	9,921,513	11,539,837

Cost of sales	–	–	5,856,925	7,186,767	5,845,804	7,174,723
Selling, general and administrative	–	–	1,582,850	1,961,906	1,588,473	1,969,170
Financial services expenses	1,383,054	1,234,758	–	–	1,374,037	1,224,208
Other operating (income) expense, net	664	(4,147)	(66,158)	(5,566)	(65,494)	(12,021)
Total costs and expenses	1,383,718	1,230,611	7,373,617	9,143,107	8,742,820	10,356,080

Share of profit (loss) of investments accounted for using the equity method	–	–	23,646	24,449	23,646	24,449

Operating income	150,111	223,935	1,052,246	983,321	1,202,339	1,208,206

Financial income (expenses), net	–	–	(45,698)	13,437	(84,836)	(27,893)

Income before income taxes	150,111	223,935	1,006,548	996,758	1,117,503	1,180,313

Income taxes	45,402	63,865	183,689	172,528	229,097	236,691

Net income	104,709	160,070	822,859	824,230	888,406	943,622

Net income of Financial Services	¥104,216	¥159,698	¥–	¥–	¥–	¥–

Net income of Sony without Financial Services	¥–	¥–	¥817,123	¥818,106	¥–	¥–

Net income attributable to Sony Group Corporation’s stockholders	¥–	¥–	¥–	¥–	¥882,178	¥937,126

Net income attributable to noncontrolling interests	¥493	¥372	¥5,736	¥6,124	¥6,228	¥6,496

	Yen in millions
	Three months ended March 31
	Financial Services		Sony without Financial Services		Consolidated
	2022	2023	2022	2023	2022	2023

Sales	¥–	¥–	¥1,988,282	¥2,574,348	¥1,986,559	¥2,572,578
Financial services revenue	279,683	493,280	–	–	277,427	490,972
Total sales and financial services revenue	279,683	493,280	1,988,282	2,574,348	2,263,986	3,063,550

Cost of sales	–	–	1,447,793	1,935,980	1,444,635	1,932,866
Selling, general and administrative	–	–	448,303	549,399	449,754	550,759
Financial services expenses	231,451	459,399	–	–	229,197	457,091
Other operating (income) expense, net	395	143	4,958	115	5,353	257
Total costs and expenses	231,846	459,542	1,901,054	2,485,494	2,128,939	2,940,973

Share of profit (loss) of investments accounted for using the equity method	–	–	3,582	5,887	3,582	5,887

Operating income	47,837	33,738	90,810	94,741	138,629	128,464

Financial income (expenses), net	–	–	(49,022)	16,136	(49,004)	16,138

Income before income taxes	47,837	33,738	41,788	110,877	89,625	144,602

Income taxes	19,400	11,222	(42,748)	4,241	(23,346)	15,463

Net income	28,437	22,516	84,536	106,636	112,971	129,139

Net income of Financial Services	¥28,335	¥22,378	¥–	¥–	¥–	¥–

Net income of Sony without Financial Services	¥–	¥–	¥82,748	¥105,793	¥–	¥–

Net income attributable to Sony Group Corporation’s stockholders	¥–	¥–	¥–	¥–	¥111,082	¥128,158

Net income attributable to noncontrolling interests	¥102	¥138	¥1,788	¥843	¥1,889	¥981

Condensed Statements of Cash Flows
	Yen in millions
	Fiscal year ended March 31
	Financial Services		Sony without Financial Services		Consolidated
	2022	2023	2022	2023	2022	2023
Cash flows from operating activities:
Income (loss) before income taxes	¥150,111	¥223,935	¥1,006,548	¥996,758	¥1,117,503	¥1,180,313
Adjustments to reconcile income (loss) before income taxes to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of contract costs	24,932	26,333	810,301	978,257	835,233	1,004,590
Amortization of deferred insurance acquisition costs	69,237	84,523	–	–	69,237	84,523
Other operating (income) expense, net	664	(4,147)	(66,158)	(5,566)	(65,494)	(12,021)
(Gain) loss on securities, net (other than Financial Services segment)	–	–	60,402	4,469	60,402	4,469
Change in future insurance policy benefits and other	458,880	234,102	–	–	458,880	234,102
Change in policyholders’ account in the life insurance business, less cash impact	238,309	15,523	–	–	238,309	15,523
Net cash impact of policyholders’ account in the life insurance business	227,262	346,455	–	–	227,262	346,455
Changes in assets and liabilities:
(Increase) decrease in trade receivables and contract assets	(53,819)	35,524	(121,684)	(110,668)	(171,094)	(70,448)
(Increase) decrease in inventories	-	-	(194,624)	(560,382)	(194,624)	(560,382)
(Increase) decrease in investments and advances in the Financial Services segment	(1,724,164)	(1,250,078)	–	–	(1,724,164)	(1,250,078)
(Increase) decrease in content assets	–	–	(502,253)	(603,314)	(502,253)	(603,314)
(Increase) decrease in deferred insurance acquisition costs	(117,337)	(118,096)	–	–	(117,337)	(118,096)
Increase (decrease) in trade payables	37,885	(40,071)	93,660	(64,765)	126,989	(109,336)
Increase (decrease) in deposits from customers in the banking business	230,236	300,201	–	–	230,236	300,201
Increase (decrease) in borrowings in the life insurance business and the banking business	905,139	111,314	–	–	905,139	111,314
Increase (decrease) in taxes payable other than income taxes, net	(5)	112	17,845	4,071	17,840	4,183
Other	12,380	(21,912)	(290,769)	(223,387)	(278,421)	(247,307)
Net cash provided by (used in) operating activities	459,710	(56,282)	813,268	415,473	1,233,643	314,691

Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(20,562)	(24,195)	(420,542)	(590,320)	(441,096)	(613,635)
Payments for investments and advances (other than Financial Services segment)	–	–	(91,082)	(191,129)	(91,082)	(191,129)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	–	–	16,081	13,548	16,081	13,548
Other	2,914	393	(215,597)	(264,125)	(212,683)	(261,448)
Net cash provided by (used in) investing activities	(17,648)	(23,802)	(711,140)	(1,032,026)	(728,780)	(1,052,664)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	(10,975)	(11,226)	(151,721)	273,195	(162,696)	261,969
Dividends paid	(39,159)	(41,335)	(74,342)	(86,568)	(74,342)	(86,568)
Other	(6)	(2)	(99,702)	(91,100)	(99,540)	(91,101)
Net cash provided by (used in) financing activities	(50,140)	(52,563)	(325,765)	95,527	(336,578)	84,300

Effect of exchange rate changes on cash and cash equivalents	–	–	94,369	84,937	94,369	84,937

Net increase (decrease) in cash and cash equivalents	391,922	(132,647)	(129,268)	(436,089)	262,654	(568,736)
Cash and cash equivalents at beginning of the fiscal year	497,218	889,140	1,289,764	1,160,496	1,786,982	2,049,636
Cash and cash equivalents at end of the fiscal year	¥889,140	¥756,493	¥1,160,496	¥724,407	¥2,049,636	¥1,480,900

Going Concern Assumption
　　Not Applicable

Accounting Policy and Other Information
(Net Income Attributable to Sony Group Corporation’s Stockholders and Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)

	Yen in millions
	Fiscal year ended March 31
	2022	2023
Net income attributable to Sony Group Corporation’s stockholders	882,178	937,126
Adjustment amount to net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation:
Zero coupon convertible bonds	163	51
Net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation	882,341	937,177

	Thousands of shares
	Fiscal year ended March 31
	2022	2023
Weighted-average shares outstanding for basic EPS computation	1,239,299	1,235,701
Effect of dilutive securities:
Stock acquisition rights and other	5,470	3,646
Zero coupon convertible bonds	6,491	2,030
Weighted-average shares for diluted EPS computation	1,251,260	1,241,377

	Yen in millions
	Three months ended March 31
	2022	2023
Net income attributable to Sony Group Corporation’s stockholders	111,082	128,158
Adjustment amount to net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation:
Zero coupon convertible bonds	34	-
Net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation	111,116	128,158

	Thousands of shares
	Three months ended March 31
	2022	2023
Weighted-average shares outstanding for basic EPS computation	1,238,277	1,234,274
Effect of dilutive securities:
Stock acquisition rights and other	5,100	3,621
Zero coupon convertible bonds	5,431	-
Weighted-average shares for diluted EPS computation	1,248,808	1,237,895

(Segmentation)
　　The former EP&S segment was renamed the ET&S segment effective from April 2022. This change did not result in any reclassification of businesses across segments.

　　The G&NS segment includes the network services businesses, the manufacture and sales of home gaming products and the production and sales of software. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The ET&S segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the smartphone business and the internet-related service business. The I&SS segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and the banking business in Japan. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

(Acquisition of Bungie, Inc.)
　　On July 15, 2022, Sony Interactive Entertainment LLC (“SIE”), a wholly-owned subsidiary of Sony, completed the acquisition of 100% of the shares of Bungie, Inc. (“Bungie”), an independent videogame developer in the United States. As a result of this acquisition, Bungie has become a wholly-owned subsidiary of Sony. This acquisition gives SIE access to Bungie’s approach to live game services and technology expertise.
　　The total consideration of this acquisition, which was determined after customary working capital and other adjustments, was 510,459 million yen (3,701 million U.S. dollars), inclusive of the purchase price and committed employee incentives. Of the total consideration, 347,768 million yen (2,522 million U.S. dollars) was allocated to the purchase consideration of this acquisition, and the remaining 162,691 million yen (1,179 million U.S. dollars) was mainly allocated to deferred payments to employee shareholders that are conditional upon their continuous employment, and other retention incentives. The deferred payments and other retention incentives will be expensed over the required post-acquisition service periods.
　　The fair value of the purchase consideration of this acquisition as of the acquisition date was 333,859 million yen (2,421 million U.S. dollars) which consisted of upfront cash consideration of 207,511 million yen (1,505 million U.S. dollars), deferred consideration of 84,410 million yen (612 million U.S. dollars), and contingent consideration of 41,938 million yen (304 million U.S. dollars) that is subject to employee shareholders’ continuous employment and represents the vested portion of the total vesting term of replacement awards that existed as of the acquisition date. Deferred consideration and contingent consideration are included in other financial liabilities (current and non-current) in the consolidated statements of financial position.
　　Sony’s consolidated statements of income for the fiscal year ended March 31, 2023 include net loss after income taxes of 47,420 million yen (338 million U.S. dollars), attributable to Bungie since the acquisition date, including the deferred payments and other retention incentives arising out of this acquisition and amortization of intangible assets recognized as of the acquisition date. Revenue after elimination of intercompany transactions attributable to Bungie since the acquisition date for the fiscal year ended March 31, 2023 has not been presented because the revenue was not material.
　　Sony consolidated Bungie by using the acquisition method of accounting and recorded the fair value of the identifiable assets acquired, liabilities assumed and residual goodwill of Bungie. The following table summarizes the final fair values assigned to the assets and liabilities of Bungie that were recorded in the G&NS segment. The measurement period adjustments were not material.

Yen in millions
Cash and cash equivalents	37,800
Trade and other receivables, and contract assets	5,093
Other current assets	3,412
Property, plant and equipment	7,481
Right-of-use assets	15,540
Goodwill	193,801
Content assets	45,512
Other intangible assets	66,257
Deferred tax assets	7,297
Other	3,564
Total assets	385,757
Trade and other payables	3,060
Other current liabilities	12,195
Long-term debt	30,944
Other	5,699
Total liabilities	51,898

　　Content assets and other intangible assets mainly consist of license agreements and software. Goodwill mainly represents future growth from new revenue streams and synergies with existing Sony businesses and is not deductible for tax purposes. Goodwill recorded in connection with the acquisition is included in the G&NS segment.
　　Pro forma results of operations have not been presented because the effect of the acquisition is not material.

(Change in presentation)
Consolidated Statements of Cash Flows
　　Certain reclassifications of the consolidated statements of cash flows for the fiscal year ended March 31, 2022 have been made to conform to the presentation for the fiscal year ended March 31, 2023.

Subsequent Event
　　Not Applicable

Consolidated Results for the Fiscal Year Ended March 31, 2023

	(Billions of yen, except per share amounts) Fiscal Year ended March 31
	2022	2023	Change
Sales *1	¥9,921.5	¥11,539.8	¥	+1,618.3
Operating income	1,202.3	1,208.2		+5.9
Income before income taxes	1,117.5	1,180.3		+62.8
Net income attributable to Sony Group Corporation’s stockholders	882.2	937.1		+54.9
Net income attributable to Sony Group Corporation’s stockholders per share of common stock:
- Basic	¥711.84	¥758.38		¥46.54
- Diluted	705.16	754.95		49.79

	(Billions of yen, except per share amounts) Fiscal Year ended March 31
For all segments excluding the Financial Services segment *2	2022	2023	Change
Net cash provided by operating activities	¥813.3	¥415.5	-397.8
Net cash used in investing activities	(711.1)	(1,032.0)	-320.9
Total	102.1	(616.6)	-718.7

*1  “Sales and Financial Services revenue” are shown as “Sales” (the same applies below).
*2  Cash flow for all segments excluding the Financial Services segment is not a measure in accordance with IFRS.  However, Sony believes that this disclosure may be useful information to investors.  Please refer to page F-16 for details about the preparation of the Condensed Statements of Cash Flows.

The average foreign exchange rates during the fiscal years ended March 31, 2022 and 2023 are presented below.
	Fiscal Year ended March 31
	2022	2023	Change
1 U.S. dollar	¥112.3	¥135.4	23.1 yen depreciation
1 Euro	130.5	140.9	10.4 yen depreciation

Sales increased 1 trillion 618.3 billion yen (16%) compared to the previous fiscal year (“year-on-year”) to 11 trillion 539.8 billion yen.  This significant increase was mainly due to significant increases in sales in the Game & Network Services (“G&NS”), Imaging & Sensing Solutions (“I&SS”), Music and Pictures segments as well as an increase in sales in the Entertainment, Technology & Services (“ET&S”) segment*.  On a constant currency basis, sales increased approximately 4% year-on-year.  For further details about the impact of foreign exchange rate fluctuations on sales and operating income (loss), see Note on page 10.

Operating income was 1 trillion 208.2 billion yen, essentially flat year-on-year.  This result was due to significant increases in operating income in the Financial Services, I&SS and Music segments as well as a significant decrease in the operating loss in Corporate and elimination, substantially offset by significant decreases in operating income in the Pictures and G&NS segments and a decrease in operating income in the ET&S segment.

Operating income for the current fiscal year included the following:
・Impact of litigation settlements, net of expenses, received in relation to lawsuits for Recorded Music and Music Publishing: 5.7 billion yen (Music segment)
・Recovery of an unauthorized withdrawal of funds at a subsidiary of Sony Life Insurance Co., Ltd. (“Sony Life”) which occurred in the previous fiscal year: 22.1 billion yen (Financial Services segment)

Operating income for the previous fiscal year included the following:
・Gain from the transfer of certain operations of Game Show Network, LLC: 70.0 billion yen (Pictures segment)
・Loss recorded due to an unauthorized withdrawal of funds at a subsidiary of Sony Life: 16.8 billion yen (Financial Services segment)
・The share of profit of the investment in M3, Inc. (“M3”) related to a gain on a change in M3’s equity interest in an affiliated company, resulting from the issuance of new shares in connection with the affiliated company’s public listing: 5.1 billion yen (All Other)
・Settlement gain in connection with the termination of the defined benefit pension plan at certain U.S. subsidiaries: 5.5 billion yen (mainly in Corporate and elimination)

The share of profit (loss) of investments accounted for using the equity method, recorded within operating income, was income of 24.4 billion yen, essentially flat year-on-year.  This result was mainly due to increases in the share of profit of investments in the Music and Pictures segments, substantially offset by a decrease in the share of profit of the investment in M3.

The net effect of financial income and expenses was an expense of 27.9 billion yen, an improvement of 56.9 billion yen year-on-year.  This significant improvement was primarily due to a decrease in unrealized losses, mainly on Sony’s shares of Spotify Technology S.A.

Income before income taxes increased 62.8 billion yen year-on-year to 1 trillion 180.3 billion yen.

During the current fiscal year, Sony recorded 236.7 billion yen of income tax expenses.  The effective tax rate of 20.1% in the current fiscal year was lower than the effective tax rate of 20.5% in the previous fiscal year.  The effective tax rate in the current fiscal year reflects the impact of an increase in the tax credits in Japan, and the benefit from a decrease in the deferred tax liabilities related to Japan controlled foreign company taxation.  The effective tax rate in the previous fiscal year reflected the impact of the reversal of a previous write-down of certain deferred tax assets at certain companies in Japan.

Net income attributable to Sony Group Corporation’s stockholders, which deducts net income attributable to noncontrolling interests, increased 54.9 billion yen year-on-year to 937.1 billion yen.

*The former Electronics Products & Solutions segment was renamed the Entertainment, Technology & Services (ET&S) segment effective from April 2022.  This change did not result in any reclassification of businesses across segments.

Cash Flows

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-8 and F-19.

Operating Activities: During the current fiscal year, there was a net cash inflow of 314.7 billion yen from operating activities, a decrease of 919.0 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 415.5 billion yen, a decrease of 397.8 billion yen year-on-year.  This decrease was primarily due to a larger year-on-year increase in inventories and content assets as well as a smaller increase in trade payables, partially offset by a year-on-year increase in income before income taxes after taking into account non-cash adjustments (including depreciation and amortization, including amortization of contract costs, other operating (income) expense, net and (gain) loss on securities, net).

The Financial Services segment had a net cash outflow of 56.3 billion yen, compared to a net cash inflow of 459.7 billion yen in the previous fiscal year.  This change was mainly due to a smaller year-on-year increase in borrowings in the life insurance business and the banking business.

Investing Activities: During the current fiscal year, Sony used 1 trillion 52.7 billion yen of net cash in investing activities, an increase of 323.9 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 1 trillion 32.0 billion yen, an increase of 320.9 billion yen year-on-year.  This increase was mainly due to a year-on-year increase in payments for fixed asset purchases, the acquisition of shares of Bungie, Inc., an additional investment in Epic Games, Inc. (“Epic Games”) and a payment related to the acquisition of Industrial Media.  Additionally, the previous fiscal year included the purchase of the equity interest in Ellation Holdings, Inc., which operates the anime business Crunchyroll, the purchase of shares and related assets of certain subsidiaries of Kobalt Music Group Limited including AWAL, Kobalt’s music distribution business mainly for independent recording artists, and an additional investment in Epic Games.

The Financial Services segment used 23.8 billion yen of net cash in investing activities, essentially flat year-on-year.

Financing Activities: Net cash inflow from financing activities during the current fiscal year was 84.3 billion yen, compared to a net cash outflow of 336.6 billion yen in the previous fiscal year.

For all segments excluding the Financial Services segment, there was a 95.5 billion yen net cash inflow, compared to a net cash outflow of 325.8 billion yen in the previous fiscal year.  The cash inflow in the current fiscal year was primarily due to the procurement of long-term bank loans and the issuance of straight bonds.

In the Financial Services segment, there was a 52.6 billion yen net cash outflow, essentially flat year-on-year.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents as of March 31, 2023 was 1 trillion 480.9 billion yen.  Cash and cash equivalents of all segments excluding the Financial Services segment was 724.4 billion yen as of March 31, 2023, a decrease of 436.1 billion yen compared with the balance as of March 31, 2022.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 756.5 billion yen as of March 31, 2023, a decrease of 132.6 billion yen compared with the balance as of March 31, 2022.

Outlook for the Fiscal Year Ending March 31, 2024

Sony has established a three-year cumulative Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) as the most important financial performance indicator (Group KPI) in the Fourth Mid-Range Plan for the three fiscal years starting on April 1, 2021 and ending on March 31, 2024.  From the fiscal year ending March 31, 2024, Sony has decided to disclose the actual results and forecast for Adjusted EBITDA on a consolidated basis, which is the Group KPI, and Adjusted OIBDA (Operating Income Before Depreciation and Amortization) by segment.  For the purpose of comparative analysis of the forecasts for these measures for the fiscal year ending March 31, 2024, the results for these measures for the fiscal year ended March 31, 2023 are also presented in this earnings release.

The forecast for consolidated results for the fiscal year ending March 31, 2024 is as follows:

	(Billions of yen)
	March 31, 2023 Results	March 31, 2024 April Forecast		Change from March 31, 2023 Results
Sales	¥11,539.8	¥11,500	¥	- 39.8 bil	- 0.3%
Operating income	1,208.2	1,170		- 38.2 bil	- 3.2
Income before income taxes	1,180.3	1,140		- 40.3 bil	- 3.4
Net income attributable to Sony Group Corporation’s stockholders	937.1	840		- 97.1 bil	- 10.4

Adjusted OIBDA*1	1,722.7	1,770		+ 47.3 bil	+ 2.7
Adjusted EBITDA*1	1,703.4	1,750		+ 46.6 bil	+ 2.7

For all segments excluding the Financial Services segment *2	March 31, 2023 Results	March 31, 2024 April Forecast		Change from March 31, 2023 Results
Net cash provided by operating activities	415.5	1,250	¥	+ 834.5 bil	+ 200.8%

*1  Adjusted OIBDA and Adjusted EBITDA are not measures in accordance with IFRS.  However, Sony believes that these disclosures may be useful information to investors.  Please refer to “Supplemental Information” on pages 11 to 13 for more details, including the formulas and reconciliations for Adjusted OIBDA and Adjusted EBITDA.
*2  Cash flow for all segments excluding the Financial Services segment is not a measure in accordance with IFRS.  However, Sony believes that this disclosure may be useful information to investors.  Please refer to page F-16 for details about the preparation of the Condensed Statements of Cash Flows.

Assumed foreign currency exchange rates for the fiscal year ending March 31, 2024 are below.

	(For your reference) Average foreign currency exchange rates for the fiscal year ended March 31, 2023	Assumed foreign currency exchange rates for the fiscal year ending March 31, 2024
1 U.S. dollar	135.4 yen	approximately 130 yen
1 Euro	140.9 yen	approximately 138 yen

Sales are expected to be essentially flat year-on-year primarily due to an expected significant decrease in sales in the Financial Services segment and an expected decrease in the ET&S segment, substantially offset by an expected increase in sales in the G&NS segment and significant increases in sales in the I&SS and Pictures segments.

Operating income is expected to decrease year-on-year primarily due to expected decreases in operating income in the Financial Services and I&SS segments, partially offset by an expected increase in operating income in the G&NS segment.

Income before income taxes is expected to decrease year-on-year due to the impact of the above-mentioned decrease in operating income.

Net income attributable to Sony Group Corporation’s stockholders is expected to decrease year-on-year, mainly due to the absence of a reduction in income tax expense resulting from a decrease in deferred tax liabilities related to Japan controlled foreign company taxation in the fiscal year ended March 31, 2023 and an increase in income taxes due to a tax rate change in the United Kingdom from the fiscal year ending March 31, 2024.

Adjusted OIBDA is expected to increase year-on-year primarily due to expected increases in Adjusted OIBDA in the I&SS and G&NS segments, partially offset by an expected decrease in Adjusted OIBDA in the Financial Services segment.  Adjusted EBITDA is expected to increase year-on-year due to the impact of the increase in Adjusted OIBDA.

Because Sony will adopt IFRS 17 “Insurance Contracts” (“IFRS 17”) starting in the first quarter of the fiscal year ending March 31, 2024, the forecast for the fiscal year ending March 31, 2024 is based on IFRS 17.  Although IFRS 17 requires the results for the comparative period, the fiscal year ended March 31, 2023, to be reclassified based on IFRS 17, the results for the fiscal year ended March 31, 2023 contained in this earnings release are based on IFRS 4 “Insurance Contracts.”  Sony will reclassify the results for the comparative period based on IFRS 17 starting with the earnings release for the first quarter of the fiscal year ending March 31, 2024.

Business Segment Information

Sales in each business segment represents sales recorded before intersegment transactions are eliminated.  Operating income (loss) in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.  For details regarding each segment’s product categories, please refer to page F-14.
Please refer to “Supplemental Information” on pages 11 to 13 for details of the reconciliation of Adjusted OIBDA from operating income in accordance with IFRS for the fiscal year ended March 31, 2023.
	(Billions of yen)
	March 31, 2022 Results	March 31, 2023 Results	March 31, 2024 April Forecast
Game & Network Services (G&NS)
Sales	2,739.8	3,644.6	3,900
Operating income	346.1	250.0	270
Adjusted OIBDA	–	337.0	365
Music
Sales	1,116.9	1,380.6	1,410
Operating income	210.9	263.1	265
Adjusted OIBDA	–	316.4	325
Pictures
Sales	1,238.9	1,369.4	1,520
Operating income	217.4	119.3	120
Adjusted OIBDA	–	168.2	165
Entertainment, Technology & Services (ET&S)
Sales	2,339.2	2,476.0	2,380
Operating income	212.9	179.5	180
Adjusted OIBDA	–	276.9	280
Imaging & Sensing Solutions (I&SS)
Sales	1,076.4	1,402.2	1,600
Operating income	155.6	212.2	200
Adjusted OIBDA	–	408.9	445
Financial Services
Financial services revenue	1,533.8	1,454.5	870
Operating income	150.1	223.9	180
Adjusted OIBDA	–	228.2	205
All Other, Corporate and elimination
Operating loss	(90.7)	(39.8)	(45)
Adjusted OIBDA	–	(12.9)	(15)
Consolidated
Sales	9,921.5	11,539.8	11,500
Operating income	1,202.3	1,208.2	1,170
Adjusted OIBDA	–	1,722.7	1,770
Adjusted EBITDA*	1,597.9	1,703.4	1,750

* The differences between Adjusted EBITDA and Adjusted OIBDA on a consolidated basis represent financial income and financial expenses (excluding interest expenses, net, and gains on revaluation of equity instruments, net).  Adjusted EBITDA by segment is not calculated and disclosed because Sony does not include financial income and financial expenses in its performance evaluations by segment, mainly due to the fact that Sony manages its foreign exchange exposure centrally and globally, except for the Financial Services segment.

Game & Network Services (G&NS)

Results for the fiscal year ended March 31, 2023
Sales increased 904.8 billion yen (33%) year-on-year to 3 trillion 644.6 billion yen (an 18% increase on a constant currency basis).  This significant increase in sales was mainly due to the impact of foreign exchange rates, an increase in sales of hardware and an increase in sales of first-party titles, partially offset primarily by a decrease in sales of non-first-party titles including add-on content.

Operating income decreased 96.1 billion yen year-on-year to 250.0 billion yen.  This significant decrease was primarily due to an increase in costs, mainly for game software development and expenses associated with acquisitions completed in the current fiscal year including Bungie, Inc.*, in addition to the impact of the above-mentioned decrease in sales of non-first-party titles.  This decrease in operating income was partially offset by the impact of the above-mentioned increase in sales of first-party titles as well as a decrease in losses from hardware.  During the current fiscal year, there was a 32.4 billion yen negative impact from foreign exchange rate fluctuations.

* 52.7 billion yen was recorded as expenses associated with acquisitions completed in the current fiscal year. For details regarding the acquisition of Bungie, Inc., please refer to pages F-21 and F-22.

Forecast for the fiscal year ending March 31, 2024
Sales are expected to increase year-on-year mainly due to an expected increase in sales of hardware and peripheral devices, partially offset primarily by the impact of foreign exchange rates.  Operating income and Adjusted OIBDA are expected to increase year-on-year mainly due to an expected improvement in hardware profitability and the positive impact of foreign exchange rates reflecting the high ratio of U.S. dollar-denominated costs, in addition to the impact of the above-mentioned expected increase in sales of peripheral devices. These increases are expected to be partially offset primarily by an expected increase in costs* and the impact of an expected decrease in sales of first-party titles.

* This increase in costs is expected to be partially offset by a decrease in expenses resulting from an expected increase in the capitalized amount of game software development costs from the fiscal year ending March 31, 2024 onward.

Music

The Music segment results include the yen-based results of Sony Music Entertainment (Japan) Inc. and the yen-translated results of Sony Music Entertainment (“SME”) and Sony Music Publishing LLC (“SMP”), which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis.

Results for the fiscal year ended March 31, 2023
Sales increased 263.7 billion yen (24%) to 1 trillion 380.6 billion yen (an 8% increase on a constant currency basis).  This significant increase in sales was primarily due to the impact of foreign exchange rates as well as increases in sales for Recorded Music and Music Publishing, partially offset by lower sales for Visual Media and Platform due to a decrease in sales in the anime business.  The increases in sales for Recorded Music and Music Publishing were primarily due to higher revenues from paid subscription streaming services, which also benefited from the success of a number of new releases in Recorded Music.  Operating income significantly increased 52.2 billion yen year-on-year to 263.1 billion yen, primarily due to the positive impact of foreign exchange rates and the impact of the above-mentioned increase in sales for Recorded Music and Music Publishing, as well as the impact of litigation settlements, net of expenses, of 5.7 billion yen received in relation to lawsuits for Recorded Music and Music Publishing, partially offset by the impact of the above-mentioned decrease in sales for Visual Media and Platform..

Forecast for the fiscal year ending March 31, 2024
Sales are expected to increase year-on-year mainly due to higher sales for Recorded Music and Music Publishing primarily resulting from an expected increase in revenues from streaming services, partially offset by the impact of foreign exchange rates.  Operating income is expected to be essentially flat year-on-year due to the impact of the above-mentioned increase in sales, substantially offset by an increase in selling, general and administrative expenses as well as the negative impact of foreign exchange rates and the absence of litigation settlements, net of expenses, of 5.7 billion yen received in relation to lawsuits for Recorded Music and Music Publishing, which were recorded in the fiscal year ended March 31, 2023.  Adjusted OIBDA is expected to increase year-on-year primarily due to the same factors affecting operating income, excluding the impact of the above-mentioned litigation settlements.

Pictures

The Pictures segment results are the yen-translated results of Sony Pictures Entertainment Inc. (“SPE”), which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Results for the fiscal year ended March 31, 2023
Sales increased 130.5 billion yen, an 11% increase year-on-year (an 8% decrease on a U.S. dollar basis), to 1 trillion 369.4 billion yen. This decrease on a U.S. dollar basis was primarily due to lower theatrical revenues in Motion Pictures compared to the prior fiscal year which benefited from the strong performance of several franchise films including Spider-Man: No Way Home and Venom: Let There Be Carnage, lower licensing revenues in Television Productions as the prior fiscal year benefitted from the licensing of Seinfeld, and lower licensing revenues in Motion Pictures as the prior fiscal year benefitted from a greater number of new films licensed to digital streaming services. These decreases in sales were partially offset primarily by an increase in series deliveries and the impact of acquisitions of Industrial Media and Bad Wolf in Television Productions, as well as higher revenues from anime streaming services including the impact of the acquisition of Crunchyroll.

Operating income decreased 98.1 billion yen, a 45% decrease year-on-year (a 54% decrease on a U.S. dollar basis), to 119.3 billion yen. This significant decrease in operating income on a U.S. dollar basis was primarily due to the absence of the 70.0 billion yen gain recognized from the transfer of GSN Games, a division of Game Show Network, LLC, in the prior fiscal year and the impact of the above-mentioned decrease in sales.

Forecast for the fiscal year ending March 31, 2024
Sales are expected to significantly increase year-on-year, primarily due to an increase in theatrical releases including several franchise films in Motion Pictures, and higher sales in Media Networks primarily from Crunchyroll, the anime streaming service, as well as the India business.  Operating income and Adjusted OIBDA are expected to be essentially flat year-on-year due to the above-mentioned increase in sales, substantially offset by higher marketing costs resulting from an increase in theatrical releases including several franchise films, and a lower contribution from prior fiscal year releases compared to the fiscal year ended March 31, 2023, which included higher home entertainment and television licensing revenues from several franchise films released theatrically in the fiscal year ended March 31, 2022.

Entertainment, Technology & Services (ET&S)

Results for the fiscal year ended March 31, 2023
Sales increased 136.8 billion yen (6%) year-on-year to 2 trillion 476.0 billion yen (a 4% decrease on a constant currency basis).  This increase in sales was primarily due to the impact of foreign exchange rates as well as an increase in sales of digital cameras resulting from higher unit sales, partially offset by a decrease in sales of televisions resulting from lower unit sales.

Operating income decreased 33.5 billion yen year-on-year to 179.5 billion yen.  This decrease in operating income was mainly due to the impact of the above-mentioned decrease in sales of televisions, partially offset by the impact of the above-mentioned increase in sales of digital cameras.  During the current fiscal year, there was a 9.4 billion yen positive impact from foreign exchange rate fluctuations.

Forecast for the fiscal year ending March 31, 2024
Sales are expected to decrease year-on-year due to a decrease in sales of televisions resulting from lower unit sales as well as the impact of foreign exchange rates.  Operating income and Adjusted OIBDA are expected to be essentially flat year-on-year due to an increase in operating income of televisions resulting from a reduction in logistics and other operating expenses, partially offset by an increase in research and development expenses and other investment for growth areas.

Imaging & Sensing Solutions (I&SS)

Results for the fiscal year ended March 31, 2023
Sales increased 325.8 billion yen (30%) year-on-year to 1 trillion 402.2 billion yen (an 11% increase on a constant currency basis).  This significant increase in sales was mainly due to the impact of foreign exchange rates and an increase in sales of image sensors for mobile products resulting from an improvement in the product mix, partially offset by a decrease in unit sales.

Operating income increased 56.6 billion yen year-on-year to 212.2 billion yen.  This significant increase was mainly due to the positive impact of foreign exchange rates and the impact of the above-mentioned increase in sales, partially offset by an increase in research and development expenses as well as depreciation and amortization expenses, and an increase in manufacturing costs. During the current fiscal year, there was a 120.9 billion yen positive impact from foreign exchange rate fluctuations.

Forecast for the fiscal year ending March 31, 2024
Sales are expected to increase primarily due to an expected increase in sales of image sensors for mobile products resulting from an improvement in the product mix as well as an increase in unit sales.  Operating income is expected to decrease year-on-year primarily due to an increase in depreciation and amortization expenses as well as research and development expenses, an increase in manufacturing costs, and the negative impact of foreign exchange rates, partially offset by the impact of the above-mentioned increase in sales.  Adjusted OIBDA is expected to increase due to the impact of the above-mentioned increase in sales, partially offset by an increase in research and development expenses, an increase in manufacturing costs, and the negative impact of foreign exchange rates.

Financial Services

The Financial Services segment results include Sony Financial Group Inc. (“SFGI”) and SFGI’s consolidated subsidiaries such as Sony Life, Sony Assurance Inc., and Sony Bank Inc.  The results discussed in the Financial Services segment differ from the results that SFGI and SFGI’s consolidated subsidiaries disclose separately on a Japanese statutory basis.

Results for the fiscal year ended March 31, 2023
Financial services revenue decreased 79.3 billion yen year-on-year to 1 trillion 454.5 billion yen, mainly due to a decrease in revenue at Sony Life.  Revenue at Sony Life decreased 108.4 billion yen year-on-year to 1 trillion 242.1 billion yen, due to a decrease in net gains on investments in the separate accounts.

Operating income increased 73.8 billion yen year-on-year to 223.9 billion yen.  This significant increase in operating income was mainly due to the recovery of 22.1 billion yen of an unauthorized withdrawal of funds at a subsidiary of Sony Life in the fiscal year ended March 31, 2023 which was recorded as a 16.8 billion yen loss in the fiscal year ended March 31, 2022, as well as a significant increase in operating income at Sony Life.  Operating income at Sony Life increased 29.7 billion yen year-on-year to 177.0 billion yen.  This increase in operating income was mainly due to a gain recorded on the sale of real estate as well as an increase in profits due to accumulation of policy amount in force, partially offset by an increase primarily in insurance payments related to COVID-19.

Forecast for the fiscal year ending March 31, 2024
Financial services revenue is expected to significantly decrease year-on-year.  This decrease is mainly due to the impact of deducting the amount equivalent to the surrender benefit from the revenue*, which was previously included in insurance premium revenue at Sony Life, due to the adoption of IFRS 17 “Insurance Contracts” from the fiscal year ending March 31, 2024.  Operating income is expected to decrease year-on-year primarily due to a gain recorded on the sale of real estate at Sony Life, the recovery of an unauthorized withdrawal of funds at a subsidiary of Sony Life,  and a decrease in the provision of policy reserves due to fluctuations in the stock market and interest rates at Sony Life in the fiscal year ended March 31, 2023, partially offset by an increase primarily in insurance payments related to COVID-19 at Sony Life in the fiscal year ended March 31, 2023.  Adjusted OIBDA is expected to decrease due to the same factors affecting operating income, excluding the impact of the recovery of the unauthorized withdrawal of funds at a subsidiary of Sony Life.

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future.  Accordingly, future market fluctuations could further impact the above forecast.

* Expenses are also expected to decrease due to the deduction of the amount equivalent to the surrender benefit, which was previously included in insurance payments.

The above forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

Note
Sales on a Constant Currency Basis and Impact of Foreign Exchange Rate Fluctuations
The descriptions of sales on a constant currency basis reflect sales calculated by applying the yen’s monthly average exchange rates from the same period of the previous fiscal year to local currency-denominated monthly sales in the relevant period of the current fiscal year.  For SME and SMP in the Music segment, and in the Pictures segment, the constant currency amounts are calculated by applying the monthly average U.S. dollar / yen exchange rates after aggregation on a U.S. dollar basis.

Results for the Pictures segment are described on a U.S. dollar basis as the Pictures segment reflects the operations of SPE, a U.S.-based operation that aggregates the results of its worldwide subsidiaries in U.S. dollars.

The impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rate for the same period of the previous fiscal year from the relevant period of the current fiscal year to the major transactional currencies in which the sales are denominated.  The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales.  The I&SS segment enters into its own foreign exchange hedging transactions, and the impact of those transactions is included in the impact of foreign exchange rate fluctuations on sales and operating income (loss) for that segment.

This information is not a substitute for Sony’s consolidated financial statements measured in accordance with IFRS.  However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

Progress on the Fourth Mid-Range Plan

In the Fourth Mid-Range Plan for the three fiscal years starting on April 1, 2021 and ending on March 31, 2024, Sony has established a financial target of cumulative total Adjusted EBITDA of 4.3 trillion yen on a consolidated basis.  Based on the progress toward the plan’s objectives, Sony expects three-year cumulative total Adjusted EBITDA to increase to 5.0 trillion yen, 16% higher than the target of 4.3 trillion yen.

Basic Views on Selection of Accounting Standards

Sony has voluntarily adopted IFRS from the first quarter of the fiscal year ended March 31, 2022, with the goal of further streamlining and maintaining the quality of Sony’s financial and management reporting systems over the mid- to long-term, and improving the international comparability of financial information in the capital markets.

Supplemental Information

Regarding Adjusted OIBDA and Adjusted EBITDA

Sony believes that Adjusted OIBDA and Adjusted EBITDA are performance metrics suitable for the long-term management that Sony prioritizes.  This is because (i) they represent the sustainable earnings power of the business as they do not include the effects of one-time gains and losses, (ii) they enable management to confirm that all the businesses of the Sony Group, including the Financial Services business, are expanding over the mid- to long-term through cycles of investment and return, and (iii) they are often used to calculate corporate value.  Adjusted OIBDA and Adjusted EBITDA are not measures in accordance with IFRS.  However, Sony believes that these disclosures may be useful information to investors.  Adjusted OIBDA and Adjusted EBITDA should be considered in addition to, not as a substitute for, Sony’s results in accordance with IFRS.

Adjusted OIBDA (Operating Income Before Depreciation and Amortization) is calculated by the following formula:

Adjusted OIBDA = Operating income + Depreciation and amortization expense excluding amortization for film costs, broadcasting rights and internally developed game content and master recordings included in Content assets, as well as for deferred insurance acquisition costs - the profit and loss amount that Sony deems non-recurring

Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated by the following formula:

Adjusted EBITDA = Net income attributable to Sony Group Corporation’s stockholders + Net income attributable to noncontrolling interests + Income taxes + Interest expenses, net, recorded in Financial income and Financial expense - Gain on revaluation of equity instruments, net, recorded in Financial income and Financial expense + Depreciation and amortization expense excluding amortization for film costs, broadcasting rights and internally developed game content and master recordings included in Content assets, as well as for deferred insurance acquisition costs - the profit and loss amount that Sony deems non-recurring

The following table shows a reconciliation of Adjusted OIBDA from operating income in accordance with IFRS for the fiscal year ended March 31, 2023.

Fiscal year ended March 31
2023
(Yen in billions)
Game & Network Services (G&NS)
Operating income	250.0
Depreciation and amortization expense*	87.0
Profit and loss amount that Sony deems non-recurring**	–
Adjusted OIBDA	337.0
Music
Operating income	263.1
Depreciation and amortization expense*	59.0
Profit and loss amount that Sony deems non-recurring**	(5.7)
Adjusted OIBDA	316.4
Pictures
Operating income	119.3
Depreciation and amortization expense*	48.9
Profit and loss amount that Sony deems non-recurring**	–
Adjusted OIBDA	168.2
Entertainment, Technology & Services (ET&S)
Operating income	179.5
Depreciation and amortization expense*	97.4
Profit and loss amount that Sony deems non-recurring**	–
Adjusted OIBDA	276.9
Imaging & Sensing Solutions (I&SS)
Operating income	212.2
Depreciation and amortization expense*	196.7
Profit and loss amount that Sony deems non-recurring**	–
Adjusted OIBDA	408.9
Financial Services
Operating income	223.9
Depreciation and amortization expense*	26.3
Profit and loss amount that Sony deems non-recurring**	(22.1)
Adjusted OIBDA	228.2
All Other, Corporate and elimination
Operating income	(39.8)
Depreciation and amortization expense*	26.8
Profit and loss amount that Sony deems non-recurring**	–
Adjusted OIBDA	(12.9)
Consolidated
Operating income	1,208.2
Depreciation and amortization expense*	542.2
Profit and loss amount that Sony deems non-recurring**	(27.8)
Adjusted OIBDA	1,722.7

The following table shows a reconciliation of Adjusted EBITDA from net income attributable to Sony Group Corporation’s stockholders in accordance with IFRS for the fiscal year ended March 31, 2023.

Fiscal year ended March 31
2023
(Yen in billions)
Net income attributable to Sony Group Corporation’s stockholders	937.1
Net income attributable to noncontrolling interests	6.5
Income taxes	236.7
Interest expenses, net, recorded in Financial income and Financial expense	4.0
Gain on revaluation of equity instruments, net, recorded in Financial income and Financial expense	4.6
Depreciation and amortization expense*	542.2
Profit and loss amount that Sony deems non-recurring**	(27.8)
Adjusted EBITDA	1,703.4
* Depreciation and amortization expense excludes amortization of film costs, broadcasting rights and internally developed game content and master recordings included in Content assets, as well as for deferred insurance acquisition costs.
** The following table shows the details of the profit and loss amount that Sony deems non-recurring in calculating Adjusted OIBDA and Adjusted EBITDA for the fiscal year ended March 2023.

Fiscal year ended March 31
2023
(Yen in billions)
Impact of litigation settlements, net of expenses, received in relation to lawsuits for Recorded Music and Music Publishing (Music segment)	5.7
Recovery of an unauthorized withdrawal of funds at a subsidiary of Sony Life which occurred in the previous fiscal year (Financial Services segment)	22.1
Total	27.8

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)
Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)
the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)
changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)
Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)
Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)
Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events;
(xvii)
the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact.  The continued impact of COVID-19 and developments relating to the situation in Ukraine and Russia could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.